EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Significant Subsidiaries

Company	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by Registrant	Number of US subsidiaries	Number of Non-US subsidiaries
Omnicom APIMA Holdings Limited	Hong Kong	100%	—	64
Omnicom Capital Inc.	Connecticut	100%	2	7
Omnicom Europe Limited	United Kingdom	100%	6	558
Omnicom Finance Holdings plc	United Kingdom	100%	—	2
Omnicom Capital Holdings plc	United Kingdom	100%	—	3
Omnicom Digital Commerce LLC	Delaware	100%	10	1
Omnicom Group (Asia Pacific) Pte. Ltd.	Singapore	100%	—	36
BBDO Worldwide Inc.	New York	100%	23	62
DDB Worldwide Communications Group LLC	New York	100%	8	15
TBWA Worldwide Inc.	New York	100%	5	15
DAS Holdings Inc.	Delaware	100%	58	9
Omnicom Media Group Holdings Inc.	Delaware	100%	26	7